INVEST IN **LIL' LIBROS**

The #1 family-trusted bilingual children's media publisher built by community

PITCH VIDEO INVESTOR PANEL



LEAD INVESTOR

Veronica Garza

Lil' Libros and their commitment to increase representation and tell diverse stories in children's literature is inspiring and one of the main reasons I've chosen to invest in them! I am confident that their efforts will have a positive impact, especially in underrepresented communities, as their books encourage children to read culturally relevant stories and foster inclusivity. I'm so excited to have the opportunity to invest in and support a business that believes in the power of representation and making a difference, and I admire their commitment to maintaining a strong sense of community and wholeheartedly living out their values.

Invested $10,000 this round

lillibros.com Los Angeles CA

Retail | Entertainment | Social Impact | Minority Owned | Education

Highlights

1. $1.7 MILLION gross revenue in 2020; $1.4 MILLION in 2019; $1.2 MILLION in 2018
2. Over 1.5 MILLION children's books sold worldwide
3. Sold at Target, Barnes & Noble, Walmart, MoMA, Whole Foods, Amazon, and 2,500+ independent retailers

4. 18% YoY gross revenue growth in 2020, one of the most challenging years for small businesses.
independent retailers

4. 18% YoY gross revenue growth in 2020, one of the most challenging years for small businesses.
5. Strong direct-to-consumer (B2C) sales with 53% year-over-year (YoY) growth in 2020
6. Consistent business-to-business (B2B) sales with 24% YoY growth in 2020
7. 300K+ social media reach across all platforms
8. 100% Latina-owned

Our Team



Patty Rodriguez & Ariana Stein Founders

Lil' Libros was founded by two mothers, Patty Rodriguez and Ariana Stein, to encourage reading in two languages at the earliest age with books that celebrate inclusivity, different cultures, and authenticity.

As mothers and women of color, we want to teach our children our language, our culture, and our stories. Yet, in 2020, only 6.1% of books focused on Latinx characters. Lil' Libros was created to fill that void, and we want to share our mission with YOU! Together, we have the power to transform this industry.



Ariana Stein CEO + Co-Founder

12+ Years in Entrepreneurship, Business Degree, Goldman Sachs 10K Small Business Alumni, Entrepreneur of the Year Award recipient, and mom.



Patty Rodriguez CCO + Co-Founder

One of the most influential American Latino leaders in the country. 20+ yrs experience in entertainment, media, and marketing. Producer and on-air talent at iHeartMedia's On Air w/Ryan Seacrest. 2019's California Woman of the Year. Mom of 2 boys.

The #1 trusted bilingual family brand founded by Latina women and built by community.

As mothers and women of color, our goal is to share our language, culture, and stories with our children. Quality and authentic bilingual children's books are hard to find, a problem traditional publishers fail to prioritize, despite the fact that 1 in 4 children in the U.S. are Latino -- a challenge millions of families continue to experience.


Lil' LIBROS

To fill the gap, we created Lil' Libros and have sold over

1.5 MILLION books worldwide with consistent year-over-year growth.

We celebrate the American-Latino experience by creating books and products that reflect our identity, culture, traditions, and history.

Our goal is to open a world of possibilities by sharing our mission with **YOU**!


ATTENDANCE
Lil' LIBROS
Vámonos
A new series by
Lil' LIBROS
SAN SALVADOR
HAVANA
Super
TORTA
EXIT

Let's become the first children's book publisher that's owned by our community.

Until recently, our community wasn't able to invest in start-ups because only the wealthiest were legally allowed. However, now with recent changes to securities laws, even your abuelita can INVEST!

We've spent our entire lives supporting brands and giant businesses that monopolize markets and lose sense of community.

Now you have the opportunity to be part of the **FASTEST GROWING** bilingual independent children's media company while working toward building wealth and fixing the lack of resources, a problem we've been facing for generations.

Let's create better opportunities for the next generation, and prepare our children for the future.


SAN JUAN
LIMA



FRIDA
OAXACA

The Problem: Lack of representation and limited resources continue to create negative long-term effects.



THE
PROBLEM
Early education resources are limited or non-existent in communities of color, creating negative effects on their educational experience and reduced success in adulthood.
Less than 1%
Shortage of bilingual children's books in the United States.
6.1%
Representation matters. In 2020, only 6.1% of books focused on Latinx characters.
LIL' LIBROS
LILLIBROS.COM

Our Solution: Solving the problem requires a strategy and addressing the foundation of the issues.



THE
SOLUTION
Continue to provide high-quality and culturally-relevant content for parents, children, and schools.
Provide Latinx Black and brown authors and illustrators a platform to share their voices and stories and reach mainstream success.
Substantially increase the number of multicultural books and children's media content in the U.S.
Inspire families to introduce a second language at home.
Diversify school libraries and classrooms.
For the first time in history, a children's media company creates quality content for the underserved Latinx community that resonates at an emotional level with consumers.
LIL' LIBROS
LILLIBROS.COM

Our books connect with our customers in ways that no other publisher can. Our high-quality, richly-illustrated titles, cover a wide range of topics and subjects for ages 0-8, the most critical age in children.



BOOK
CONCEPTS
LOTERIA
La Catrina
First Concepts
Build a foundation of listening and visual skills that will support the development of independent reading skills.
Traditions
Celebrate our traditions and cultures like food, games, and holidays.
BOGOTÁ
Ellen
RITCHIE


Travel
Teach children that there's a million ways to live in this world by exposing them to beautiful cities around the globe.
STEAM
Promote problem solving and encourage innovative thinking.
Biographies
Introduce figures that have changed the world.
Picture Books for Advancing Readers
Important source for new language development and lessons for young children.
LIL' LIBROS
LILLIBROS.COM

Our products go BEYOND books! We're taking these beloved stories and creating innovative consumer products that promote learning experiences across all areas crucial to the development of young minds.


OUR
PRODUCTS
Learning Portal
Books
Consumer Products
COLORES
Lil' Art Kit
Super TORTA!
LOTERIA
LIL' LIBROS
LILLIBROS.COM

If 2020 taught us anything, it's that parents are seeking quality tangible content and real life experiences for their children and our numbers show.

In 2020, one of the most challenging years on record for small businesses, our gross revenue increased by 18%.

18%

YOY GROWTH
IN 2020

$1.7M

2020 REVENUE

People love us! And our NUMBERS show.



OUR SOARING NUMBERS
ANNUAL SALES since 2014:
2014 11k
2015 155k
2016 326k
2017 717k
2018 1.2m
2019 1.45m
2020 1.7m
11k
155k
326k
717k
1.2m
1.45m
1.7m
2014
2015
2016
2017
2018
2019
2020
LILLIBROS.COM

Our customers connect to our content!

1.2M+

AVG MONTHLY
SOCIAL MEDIA IMPRESSIONS

Our reach grows daily!

300K+

SOCIAL MEDIA REACH

With only 36 titles, we've sold over 1.5 MILLION books across the globe.

1.5+MILLION

BOOKS SOLD

Our success has been organic. We've been able to scale our business through a grassroots approach and the power of word-of-mouth. The power of mothers discovering Lil' Libros from other mothers has been a successful strategy.

$40
AVG B2C ORDER SIZE

$1.32
CUSTOMER ACQUISITION COST

$120
CUSTOMER LIFETIME VALUE

We have become a leader in the marketplace with shelf space at big box stores, high-end boutiques, museums, and over 2,500 independent retailers worldwide.

TARGET BARNES&NOBLE H-E-B Walmart amazon

THE MET MoMA GETTY LACMA GRAMMY MUSEUM

THE MEXICAN MUSEUM DMA DALLAS MUSEUM OF ART San Diego Children's Discovery Museum Skirball Cultural Center BOWERS MUSEUM

We've been featured in The New York Times, CNN, Forbes, The Washington Post, Los Angeles Times, and more!


FEATURED
ON
LIL' LIBROS
LILLIBROS.COM

Our team is majority women-operated.


OUR
TEAM
Ariana Stein
CEO
Patty Rodriguez
CCO
Jay Na, CPA
VP, Finance
Cynthia Gonzalez
Operations Manager
Concetta Gleason
Sr. Editor
10+ years Experience (formerly at Scholastic)
Melanie Romero
Editorial
Assistant
Ana Godinez
Art Designer &
Illustrator
Citlali Reyes
Designer &
Illustrator
Oscar Rodriguez
Warehouse
Manager
GIBBS
SMITH
Gibbs Smith
Distribution
Brad Farmer
Suzanne Taylor
LIL' LIBROS
LILLIBROS.COM

Our full-time employees receive company shares and retirement benefits.


WE INVEST
IN OUR TEAM
We believe in building generational wealth which
is why our team receives the following:
• 401K Matching Options
• Company Shares
• Annual Profit Share Bonus


LILLIBROS.COM

This is only the beginning. With your investment, we plan to substantially increase our book catalog, implement a subscription membership, create additional consumer products, and more!


WHAT'S
NEXT?
• Continuously increase our annual publishing catalog: 60% by 2022, 120% by 2023, and 150% by 2024.
• Launch subscription membership by 2023.
• Increase consumer products by 260% by 2024.
• License IP for animation and additional consumer products by 2024.
LILLIBROS.COM

Our forecasted revenue increases as we grow our publishing catalog, and introduce more products and subscription membership.


REVENUE
$12M
$10M
$8M
$6M
$4M
$2M
2020
Actual
2021
Projected
2022
Projected
2023
Projected
2024
Projected
Disclaimer: Projections are not guaranteed.

You can be part of this growth!

Join our mission to create content that is reflective of our children's culture and life experiences. Let's give parents the access to resources their children need to succeed in a global society.

We also believe that you should own the companies you

love and put your money in. This is how we build wealth for our children and families.

What are you waiting for? Let's do this! Let's create beautiful stories, build generational wealth, and change the world.

JOIN US!



INVEST IN Lil' LIBROS® AND HELP US CHANGE THE WORLD!

Patty • Ariana